Date:  August 26th, 2016

To Whom It May Concern:

On August 12th, 2016 Hammer Fiber Optics Holding Corp. received a comment letter from the United States Securities and Exchange Commission regarding the Form 8-K filed by the company on July 21st, 2016.  On August 25th, Hammer Fiber Optics Holding Corp (HMMR) requested a 5 business day extension on filing a response to the comment letter.  The extension was approved by SEC staffer Ladman Rahmati with the new date of reply extended to September 2nd, 2016.

Yours Sincerely,

/s/ Mark Stogdill

Mark Stogdill

President & Chief Executive Officer

Hammer Fiber Optics Holdings Corp

311 Broadway Point Pleasant Beach NJ 08742 (732)-333-3808 www.hammerfiber.com